UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  5)


                      JAKKS Pacific, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           47012E106
                   __________________________
                         (CUSIP Number)



                              13G
CUSIP No.  47012E106
_____________________________________________________________________________
1.  NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.
    Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
_____________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
3.  SEC USE ONLY
_____________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.  SOLE VOTING POWER
    463,565 shares
_____________________________________________________________________________
6.  SHARED VOTING POWER
    None
_____________________________________________________________________________
7.  SOLE DISPOSITIVE POWER
    463,565 shares
_____________________________________________________________________________
8.  SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    463,565 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    4.34%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________
ITEM 1.
            (a), (b)  JAKKS Pacific, Inc.                         ("Company")
                      22761 Pacific Coast Hwy.
                      Malibu, CA 90265

ITEM 2.

            (a) Name of Person Filing
                Renaissance Capital Growth & Income Fund III, Inc.  ("Filer")

            (b) Address of principal Business Office or, if none, Residence
                8080 N.  Central Expressway, Suite 210, LB 59
                Dallas, TX 75206-1857

            (c) Citizenship
                Texas

            (d) Title of Class of Securities
                Common Stock

            (e) CUSIP Number
                75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) ______ Broker or Dealer registered under Section 15 of the Act

         (b) ______ Bank as defined in section 3(a)(6) of the Act

         (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

         (d)    X   Investment Company registered under section 8 of the
             ______ Investment Company Act

         (e) ______ Investment Adviser registered under section 203 of the
                    Investment Advisers Act
                    of 1940

         (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

         (g) ______ Parent Holding Company, in accordance with section
                    240.13d-1(b)(ii)(G)(Note: See Item 7)

         (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

         (a) Amount Beneficially Owned:

             Between July 6, 1999 and September 28, 1999, the Filer sold 90,000
             shares of the Company's common stock.   Thus the Filer owns
             463,565 shares of the Company's common stock. As a result, the Filer has ceased being the beneficial owner of more than five percent of these securities; therefore, this is an exit form.

         (b) Percent of Class
             4.34%

         (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:   463,565 shares
              (ii) shared power to vote or to direct the vote:   None
             (iii) sole power to dispose or to direct the disposition of:
                   463,565 shares
              (iv) shared power to dispose or to direct the disposition of:
                   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:        [X]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.  Notice of Dissolution of Group.

     Not applicable.

ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 6, 1999                      /S/
                         __________________________________________________
                                        Signature
                         Russell Cleveland, President & CEO
                         Renaissance Capital Growth & Income Fund III, Inc.
                         ___________________________________________
                                        Name and Title